A/# 3.1.2004

04001887

UF 2-26-04

STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 25 2004 WASH. D.C. 158 SECTION PROCESSING

SEC FILE NUMBER
8- 42561

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEGRITY FUNDS DISTRIBUTOR INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 NORTH MAIN STREET
(No. and Street)

MINOT (City) ND (State) 58703-3189 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT WALSTAD (701) 852-5292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRADY, MARTZ & ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

24 WEST CENTRAL P.O. BOX 848 (Address) MINOT (City) ND (State) 58701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT WALSTAD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY FUNDS DISTRIBUTORS INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARLA BROWN
Notary Public - North Dakota
Ward County
My Commission Expires February 28, 2004

Carla Brown 2/24/04
Notary Public

Robert Walstad
Signature

Pres 2/24/04
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTEGRITY FUNDS DISTRIBUTOR INC.

(A WHOLLY-OWNED SUBSIDIARY OF
INTEGRITY MUTUAL FUNDS, INC.)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2003 AND 2002

WITH

INDEPENDENT AUDITORS' REPORT

INTEGRITY FUNDS DISTRIBUTOR INC.
(A WHOLLY-OWNED SUBSIDIARY
OF INTEGRITY MUTUAL FUNDS, INC.)

TABLE OF CONTENTS

BRADY
MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Integrity Funds Distributor Inc.
Minot, North Dakota 58701

We have audited the accompanying balance sheets of Integrity Funds Distributor Inc., (a wholly - owned subsidiary of Integrity Mutual Funds, Inc.) as of December 31, 2003 and 2002 and the related statement of operations, stockholders' equity and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Funds Distributor Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady, Martz + Associates

BRADY, MARTZ & ASSOCIATES, P.C.

February 17, 2004

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 · Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

INTEGRITY FUNDS DISTRIBUTOR INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash and cash equivalents	$ 218,536	$ 149,825
Accounts/commissions receivable	83,008	97,146
Total current assets	$ 301,544	$ 246,971
TOTAL ASSETS	$ 301,544	$ 246,971

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Commissions and fees payable	$ 103,432	$ 72,211
STOCKHOLDERS' EQUITY		
Common stock, par value $1 per share, voting, authorized 50,000 shares, issued and outstanding 24,625 shares	$ 24,625	$ 24,625
Additional paid-in capital	172,075	78,875
Retained earnings	1,412	71,260
Total stockholders' equity	$ 198,112	$ 174,760
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 301,544	$ 246,971

SEE NOTES TO FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002 (Restated)
INCOME		
Interest and dividends	$ 1,165	$ 1,299
Fees	1,734,231	1,653,278
Total income	$ 1,735,396	$ 1,654,577
EXPENSES		
Commissions and fees	$ 919,526	$ 785,586
Professional fees	5,780	4,670
Advertising and promotion	21,862	14,585
Printing and postage	19,041	14,736
Dues, fees, registration	32,669	8,572
Salaries	93,302	138,304
Payroll taxes	11,036	16,024
Travel	45,500	38,076
Other expenses	42,331	61,780
Total expenses	$ 1,191,047	$ 1,082,333
EARNINGS BEFORE INCOME TAX EXPENSE	$ 544,349	$ 572,244
INCOME TAX EXPENSE	(214,000)	(225,000)
NET EARNINGS	$ 330,349	$ 347,244

SEE NOTES TO FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2001	$ 24,625	$ 78,875	$ 79,269	$ 182,769
Net earnings - Restated	0	0	347,244	347,244
Dividends - Restated	0	0	(355,253)	(355,253)
Balance, December 31, 2002	$ 24,625	$ 78,875	$ 71,260	$ 174,760
Net earnings	0	0	330,349	330,349
Capital Contribution	0	93,200	0	93,200
Dividends	0	0	(400,197)	(400,197)
Balance, December 31, 2003	$ 24,625	$ 172,075	$ 1,412	$ 198,112

SEE NOTES TO FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS , INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$ 330,349	$ 347,244
Effects on operating cash flows due to changes in:		
Accounts/commissions receivable	14,138	(4,025)
Commissions and fees payable	31,221	(212)
Net cash provided by operating activities	$ 375,708	$ 343,007
CASH FLOWS USED BY FINANCING ACTIVITIES		
Capital contribution	$ 93,200	$ 0
Dividends	(400,197)	(355,253)
Net cash used by financing activities	$ (306,997)	$ (355,253)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 68,711	$ (12,246)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	149,825	162,071
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 218,536	$ 149,825

SEE NOTES TO FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 - **NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

The nature of operations and significant accounting policies of Integrity Funds Distributor Inc. are presented to assist in understanding the Company's financial statements.

Nature of Operations - The Company is a wholly-owned subsidiary of Integrity Mutual Funds, Inc. (Parent) The Company's primary business is as the principal underwriter and distributor of the Kansas Municipal Fund, the Kansas Insured Intermediate Fund, the Nebraska Municipal Fund, Oklahoma Municipal Fund, Maine Municipal Fund, New Hampshire Municipal Fund, Integrity Value Fund, Integrity Small Cap Growth Fund, Integrity Technology Fund, Integrity Health Sciences Fund, Integrity Income Fund, Integrity Equity Fund, and the Integrity Value Fund. Prior to September 2003, the Company also provided investment advisory services to a variety of the previously mentioned funds.

Effective November 21, 2003 the Company obtained approval to change its name. The Company's previous name was Ranson Capital Corporation.

Cash and Cash Equivalents are distinguished based on liquidity. Cash and cash equivalents consist of money market and active asset accounts.

Accounts/Commissions Receivable The Company's receivables consist primarily of fees charged to the affiliated funds for distribution and investment advisory services. Management believes all of the accounts are collectable and has not recorded an allowance for doubtful accounts. The Company does not charge interest on its receivable.

Commissions Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income Investment advisory fees were received monthly and were recognized as revenue in the month earned. As of September 2003, the company no longer provides investment advisory services.

Income Taxes - The Company is included in the consolidated income tax returns filed by the Parent. Income taxes are calculated at 39.2% of the Company's pretax book earnings.

NOTE 1 - *(CONTINUED)*

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 3 - **INCOME TAXES**

The Company is included in the consolidated income tax return of its parent. The tax provision consists of the following:

	2003	2002 (Restated)
Federal	$ 185,300	$ 195,000
State	28,700	30,000
Total	$ 214,000	$ 225,000

A reconciliation of the difference between the expected income tax expense as computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	2003	2002 (Restated)
Expected income tax expense at the U.S. statutory rate	$ 185,300	$ 195,000
The affect of:		
Increase due to state taxes, net of U.S. federal income tax effects	28,700	30,000
Income tax expense	$ 214,000	$ 225,000

NOTE 4 - **RELATED PARTY TRANSACTIONS**

The transactions between Integrity Funds Distributor Inc., and the affiliated mutual funds are summarized below:

	2003	2002
Commission and other fee income from funds	$ 1,734,231	$ 1,653,278
Year end receivables	$ 83,008	$ 97,146

NOTE 5 - **CONCENTRATIONS**

A majority of the Company's revenue is derived from fees charged to the affiliated mutual funds mentioned in Note 1. All trade receivables are due from these funds. The Company is economically dependent upon the operating results of these funds.

NOTE 6 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $127,651 which was $122,651 in excess of its minimum required net capital of $5,000. The Company's net capital ratio was .81 to 1.

NOTE 7 - **ADVERTISING EXPENSE**

Advertising costs are expensed as incurred. Total advertising expense was $21,862 and $14,585 for the years ended December 31, 2003 and 2002, respectively.

NOTE 8 - **RESTATEMENT**

The Company's 2002 statements of operations, cash flows and stockholder's equity have been restated. The restatements have no effect on the Company's total net stockholder's equity as of December 31, 2002. The reclassifications are for comparative purposes to conform with the presentation in the 2003 financial statements. The reclassifications are summarized below:

	Previously Reported	Restated	Difference
Total Expenses	$ 785,586	$ 1,082,333	$ 296,747
Income Tax Expense	340,000	225,000	(115,000)
Dividends to Parent Company	537,000	355,253	(181,747)
Net Effect on Stockholder Equity	$ 1,662,586	$ 1,662,586	$ 0 (1)

(1) reclassifications consisted of eliminating the expenses absorbed by the parent company and a reduction of the dividends paid to the parent company.

SUPPLEMENTARY INFORMATION

INTEGRITY FUNDS DISTRIBUTOR INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
NET CAPITAL		
Total stockholders' equity	$ 198,112	$ 174,760
Less non-allowable assets:		
Haircuts on securities	(4,371)	(2,997)
Accounts Receivables	(66,090)	0
Net capital	$ 127,651	$ 171,763
AGGREGATE INDEBTEDNESS		
Commissions and fees payable	$ 103,432	$ 72,211
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirements[1]	$ 5,000	$ 5,000
Excess net capital at 1500%[2]	$ 120,756	$ 166,949
Excess net capital at 1000%[2]	$ 117,307	$ 164,542
Ratio: Aggregate indebtedness to net capital	.81 to 1	.42 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 127,651	$ 171,763
Net audit adjustments/reclassifications to allowable assets	0	0
Net capital per above	$ 127,651	$ 171,763

1. Minimum net capital requirements for the Company are the greater of 6⅔% of aggregate indebtedness or $5,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

	2003	2002
1500%	$ 6,895	$ 4,814
1000%	$ 10,343	$ 7,221

INTEGRITY FUNDS DISTRIBUTOR INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2003

The Company operates under the provisions of paragraph (k)(1) of Rule 15c3-3 which limits the Company's business to mutual funds and/or variable annuities. Therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Board of Directors
Integrity Funds Distributor Inc.
Minot, North Dakota

In planning and performing our audits of the financial statements and supplemental schedule of Integrity Funds Distributor Inc. (the Company) for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED
BY RULE 17a-5 FOR A BROKER - DEALER
CLAIMING AN EXEMPTION FROM RULE 15c3-3 *(CONTINUED)*

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brady, Martz & Associates

BRADY, MARTZ & ASSOCIATES, P.C.

February 17, 2004